# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eventbrite, Inc., CIK 0001475115
CUSIP: 29975E109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 95 THIRD STREET, 2ND FLOOR, SAN FRANCISCO, California (CA), 94103
Date of event which requires filing of this statement: 05/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001772351

## Reporting persons
- Veradace Capital Management LLC: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,001,245; sole dispositive power 0; shared dispositive power 4,001,245; aggregate amount beneficially owned 4,001,245 (5.1% of the class)
- Veradace Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,001,245; sole dispositive power 0; shared dispositive power 4,001,245; aggregate amount beneficially owned 4,001,245 (5.1% of the class)
- Alexander Vezendan: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,001,245; sole dispositive power 0; shared dispositive power 4,001,245; aggregate amount beneficially owned 4,001,245 (5.1% of the class)
- John Conlin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,001,245; sole dispositive power 0; shared dispositive power 4,001,245; aggregate amount beneficially owned 4,001,245 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Eventbrite, Inc.
Address of issuer's principal executive offices: 95 THIRD STREET, 2ND FLOOR, SAN FRANCISCO, CALIFORNIA, 94103.

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by and on behalf of each of Veradace Capital Management LLC, a Delaware limited liability company ("Veradace"), Veradace Partners L.P., a Delaware limited partnership (the "Fund"), Alexander Vezendan, and John Conlin.

The Fund is the record and direct beneficial owner of the securities covered by this statement. As the investment adviser to the Fund, Veradace may be deemed to beneficially own the securities covered by this statement. Messrs. Vezendan and Conlin are the Principals of and may be deemed to beneficially own securities owned by, Veradace.

The total number of shares owned consists of 4,001,245 shares of common stock.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Address of principal business office or, if none, residence: 3889 Maple Avenue, Suite 220, Dallas, TX 75219
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Veradace Capital Management LLC: /s/ Alexander Vezendan, Principal (05/09/2025)
- Veradace Partners LP: /s/ Alexander Vezendan, Principal (05/09/2025)
- Alexander Vezendan: /s/ Alexander Vezendan, Principal (05/09/2025)
- John Conlin: /s/ John Conlin, Principal/ Chief Compliance Officer (05/09/2025)